FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, November 20, 2008

FAIRFAX REMOVES HEDGES ON EQUITY PORTFOLIO INVESTMENTS

(Note: All dollar amounts in this press release are expressed in U.S. dollars.)

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announces that it has removed the hedge on its equity portfolio investments by covering its S&P and S&P/TSX60 equity index total return swaps.

"During our third quarter conference call on October 31, 2008, I disclosed that we had reduced our equity portfolio hedging from 100% to 65% of our equity investment portfolio and of course that at some point we may remove the hedge on our equity portfolio. That day has come,” said Prem Watsa, Chairman and Chief Executive Officer. “Given the unprecedented decline of the equity markets during the past several months, we felt it was prudent to promptly inform our shareholders that we closed out our equity index total return swaps this week and effectively eliminated our equity portfolio hedge. While we believe the recession may be long and deep, we also believe that stock prices may have already discounted the worst of the economic decline.  As value investors, we are finding an incredible number of investment opportunities across the world. That said, in the short term we recognize that stock markets can continue to fall significantly.”

As of October 31, 2008, Fairfax continued to hold approximately 73% of its investment portfolio in treasury bills and government bonds as well as approximately $9.7 billion notional amount of credit default swaps. The credit default swaps are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition. Similarly, the values of Fairfax’s other portfolio investments, including treasury bills, government bonds, other fixed income securities and equities are also volatile, and particularly so given the increased volatility of current financial markets, and their ultimate value will only be known upon their disposition.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information:     Greg Taylor, Chief Financial Officer, at (416) 367-4941

                  Media Contact
                  Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
 95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946